SYMS	AN EDUCATED CONSUMER IS OUR BEST CUSTOMER®

May 15, 2007

Division of Corporation Finance United States Securities and Exchange Commission Washington, DC 20549
Attn:	Mr. Michael Moran Accounting Branch Chief

Re:	Syms Corp Form 10-K for the fiscal year ended March 3, 2007 Filed April 27, 2007 File No. 1-8546

Dear Mr. Moran:

In accordance with our conversation with Mr. Milwood Hobbs, Staff Accountant, Syms Corp (the “Company”) is writing in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 4, 2007, a copy of which is annexed (the “Comment Letter”). The Company intends to make these changes prospectively as we do not believe we need to amend the Form 10-K filed. Please note that the numbered paragraphs set forth below correspond to the paragraph numbers contained in the Comment Letter.

2.	The Company is aware of the requirements under SFAS 144 for discontinued operations treatment and that it, like all accounting pronouncements, does not apply to immaterial items. We believe that the impact of closing these three stores (Rochester, New York, Monroeville, Pennsylvania and St. Louis, Missouri) was immaterial to the Company’s operations and thus, discontinued operations treatment and reporting was not deemed necessary. Please see the summary of key operating data, for stores closed during fiscal 2006 as outlined below:

		Sales as %
Stores Closed	Sales for	Company	Gross	Gross Margin %
During Fiscal 2006	Fiscal 2006	Total	Margin $	of Total Gross Margin
Monroeville	$3,286,000	1.2%	$ 573,000.5%
St. Louis	$5,201,000	1.9%	1,349,000	1.2%
Rochester	$820,000.3%		266,000.2%
Totals for 2006	$9,307,000	3.4%	2,188,000	1.9%
2005 in Aggregate	$11,520,000	4.1%	4,313,000	3.8%
2004 in Aggregate	$11,971,000	4.3%	4,607,000	4.2%

SYMS Corp  •  One Syms Way, Secaucus, NJ 07094  •  (201) 902-9600
WWW.SYMS.COM

3.	The automatic markdown system only applies to our dress department which represents approximately 3.4% of the total Company sales. Markdowns are taken for all unsold merchandise, and this estimate is based on the historical trend rate of sale.

Except for “basic merchandise”, namely underwear and socks, we take a two-thirds markdown for merchandise falling in these two cycles:

One year cycle - All merchandise within this category, which is primarily ladies fashion, that is one year old and older is marked down two-thirds.

Two year cycle - All merchandise within this category, which is primarily children’s, shoes and men’s tailored clothing, that is two years old and older is marked down two-thirds.

Our inventory, as stated in the 10K, is stated at the lower of cost or market, FIFO retail method. Inventory cost, and the resulting gross margins are calculated by applying a cost to retail ratio between the cost of goods available for sale and the retail value of inventories. The significant estimates used are for markdowns as noted above. We do not use markup and markons as estimates in the valuation of inventories. There were no significant changes or adjustments to the inventory valuation during the last three years.

Inventory shrinkage is determined by taking a physical inventory each February three or four days prior to fiscal year end. We have not experienced any significant changes from year to year.

4.	Our liability accrued for self-insurance costs amounts to $165,000 for the fiscal year ended March 3, 2007. This amount is reported on our balance sheet dated March 3, 2007 in the current liability section under the caption titled “accrued insurance”. This accrual relates to workmen’s compensation insurance dating back to 2001 and prior. As a result, more claims have been settled, reducing our obligation. Due to its immateriality, accrued insurance costs will be dropped as critical accounting policy in future filings.

5.	In future filings, we will revise our disclosure to clarify that our officers have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

6.	In future filings we will remove the word “material” in the last sentence of our disclosure regarding the assurance that our control system can provide to detect or uncover failures within the Company to disclose information otherwise required to be set forth in the Company’s periodic reports.

7.	In our financial statements the only individual expense that exceeded 5% of our current liabilities was the payroll accrual which amounted to $4,021,000 which was accrued payroll for a 10-day period. This will be disclosed in the Notes to Financial Statements in future filings as well as any other item that exceeds 5%.

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8.	Our accounting policy is to disclose costs relating to store closures only if they are material. In this case, we did not encounter significant costs in the stores closed in 2006. The cost we incurred in these closings was for termination pay, which was accrued at year end, outlined below:

Store	Amount

St. Louis	$89,697
Monroeville	64,061
Rochester	54,649

Two of the above stores were owned by the Company; one has been sold, the other is for sale. The lease expires on the St. Louis store in May 2007 and an accrual for $90,000 was recorded in fiscal 2006 to cover this rent expenditure.

9.	The Company, in Note 2 to Consolidated Financial Statements, disclosed in accordance with FAS 57, paragraph number two, the four conditions required for disclosure. In addition, the Company disclosed on December 21, 2006 in its Form 8-K filing the amount paid for each major asset acquired and how the purchase price of the asset acquired was determined.

The Company intends to include in its definitive Proxy Statement to be filed by the Company pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, substantially the disclosure set forth below, which will be incorporated by reference in Item 13 of the Company’s Form 10-K.

On December 21, 2006, the Company entered into the transaction contemplated under the Contract of Sale-Office, Commercial and Multi-Family Residential Premises (the “Sale Agreement”). Under the Sale Agreement the Company purchased from Sy Syms, the Chairman of the Board of the Company, (a) certain real property located at 295 Tarrytown Road, Elmsford, New York and the building situated thereon (collectively, the “Syms Property”), (b) certain real property located at 395 Tarrytown Road, Elmsford, New York (the “Elmsford Property”) and (c) and certain real property located at 18 West 570 North Avenue, Vila Park, Illinois (the “Addison Property”). The Syms Property was leased to the Company and is used by the Company for its Westchester store. The Elmsford Property was leased to an entity called Elmsford 119 Associates, LLC, which subleases the Elmsford Property to Bed Bath & Beyond. Bed Bath & Beyond is the owner of the improvements at the Elmsford Property used for the Bed Bath & Beyond store. The total purchase price of $18,442,500 was allocated as follows: (i) $13,516,000 to the Syms Property, (ii) $4,266,000 to the Elmsford Property and (iii) $660,500 to the Addison Property. The acquisition of the Syms Property and the Elmsford Property closed on December 21, 2006. The acquisition of the Addison Property closed in early January 2007. The portion of the purchase price paid at the closing of the acquisition of the Syms Property, the Elmsford Property and the Addison Property was paid in cash utilizing internally generated excess cash.

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In determining the purchase price negotiated by the parties the Company’s Board of Directors relied upon four appraisals prepared by independent qualified appraisers. The Board and Mr. Syms agreed to the purchase price equal to the average of the appraised values set forth in the three independent appraisals relating to the Elmsford Property plus the value established in the appraisal relating to the Addison Property. In future filings, we will disclose this in more detail.

10.	In future filings, we will revise our disclosure to include Schedule II summarizing all reserves recorded.

General

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and;

  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact me at 201-902-9600.

Very truly yours,

/s/ Marcy Syms
Marcy Syms
President and Chief Executive Officer

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE

Mail Stop 3561

May 4, 2007

By Facsimile and U.S. Mail

Ms. Marcy Syms
President and Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, New Jersey 07094

Re:	Syms Corp Form 10-K for the Fiscal Year Ended March 3, 2007 Filed April 27, 2007 File No. 1-8546

Dear Ms. Syms:

     We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 3, 2007

General

1.	Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Ms. Marcy Syms
Syms Corp
May 4, 2007

Item 2. Properties

Store Openings/Closings, page 7

2.	We note that during fiscal 2006 you closed stores located in Rochester, New York, Monroeville, Pennsylvania, St. Louis, Missouri and Dallas, Texas. It appears that the new Plano store perhaps could be considered within the same general marketplace as the Dallas store that was closed, but that does not appear to be the case with any of the other stores that were closed. Please explain to us why you did not present as discontinued operations the operating results of the other stores closed during fiscals 2006. Refer to paragraphs 41 through 44 of SFAS 144 and EITF 03-13.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Merchandise Inventory, pages 9 and 10

3.	You disclose on page 2 under Marketing that you use a ten-day automatic markdown pricing policy to promote movement of merchandise and each reduced price becomes effective after the passage of ten selling days. In light of this policy and your use of the retail inventory method, please explain how you ensure that all automatic markdowns have been currently taken in reducing the retail value of the inventories. Explain what significant estimates and assumptions you make during the inventory valuation process. Specifically, you should discuss the effect on your inventory valuation from merchandise markons, markups, markdowns and gross margin since you have identified these as significant estimates. Please expand your disclosures to quantify the effect of significant assumptions and changes in your inventory balance sheet line item from period to period that result from changes in your assumptions. Please discuss how you determined shrinkage and whether there has been a significant change from year to year.

4.	We note your accounting policy regarding self insurance accruals. Please disclose the amount you have accrued for the liability at each balance sheet date as well as any significant changes from period to period and the reasons for significant changes.

Item 9A. Controls and Procedures, page 14

(a) Disclosure Controls and Procedures

5.	We note that you state that your disclosure controls and procedures have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange

Ms. Marcy Syms
Syms Corp
May 4, 2007

Act of 1934 is recorded, processed, summarized and reported within the time period specified by the Securities Exchange Commission's rules and forms. If you choose to include the definition of disclosure controls and procedures, please include the entire definition in accordance with Exchange Act Rule 13a-15(e). In this regard, in future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for guidance.

6.	We also note your disclosure in the last sentence regarding the assurance that your control system can provide to detect or uncover failures within the Company to disclose "material" information otherwise required to be set forth in the Company's periodic reports. The use of the word "material" in your disclosure could be interpreted as being restrictive and does not comply with Exchange Act Rule 13a-15(e). In this regard, please revise your disclosure in future filings to delete the word "material" when referring to information being disclosed in the Company's periodic reports.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

Consolidated Financial Statements

Consolidated Balance Sheet, page F-2

7.	Please disclose in the notes to the financial statements any individual accrued expenses that exceed five percent of total current liabilities. See Rule 5-02.20 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-6

General

8.	We note that you closed four stores during fiscal 2006 and appear to have store closings each fiscal year. Please revise your disclosure to include your accounting policy for costs related to store closings. If these costs include significant estimates, please revise disclosure of critical accounting to include a discussion of how you determine the amounts you estimate.

Ms. Marcy Syms
Syms Corp
May 4, 2007

Note 11 - Related Party Transactions, page F-17

9.	We note your disclosures in Notes 2 and 11 regarding your purchase of the land and building for the Elmsford, New York store and certain other assets from your Chairman and major shareholder for $18,521,500 during fiscal 2006. We also note your disclosure on page 7 of the filing regarding these transactions. Please revise your disclosure of these related party transactions to clarify the amounts paid for each major asset acquired and how you determined the purchase price for the assets acquired. Refer to SFAS 57.

Item 15. Exhibits and Financial Statement Schedules, page 17

(a)(2) List of Financial Statement Schedules

10.	Please revise your disclosures in future filings to include Schedule II summarizing all reserves recorded, including the amounts for sales returns and allowances for all periods presented, or tell us why you do not believe are required. Alternatively, such disclosure may be provided in the notes to the financial statements. See Rules 5-04(c) and 12-09 of Regulation S-X.

General

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosures in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Ms. Marcy Syms
Syms Corp
May 4, 2007

     Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

     You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

for Michael Moran Accounting Branch Chief